SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dingdong (Cayman) Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000002 per share

(Title of Class of Securities)

25445D101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SCC GROWTH V HOLDCO P, LTD (“SCC GROWTH V HOLDCO P”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,711,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,711,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 299,533,200 shares of Class A Ordinary Shares outstanding immediately following the Issuer’s offering, as reported in the Issuer’s Rule 424B Prospectus filed with the Securities and Exchange Commission on June 30, 2021.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GROWTH FUND V, L.P. (“SEQUOIA CAPITAL CHINA GROWTH FUND V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%[1]
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 299,533,200 shares of Class A Ordinary Shares outstanding immediately following the Issuer’s offering, as reported in the Issuer’s Rule 424B Prospectus filed with the Securities and Exchange Commission on June 30, 2021.

1	NAME OF REPORTING PERSON SC CHINA GROWTH V MANAGEMENT, L.P. (“SC CHINA GROWTH V MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%[1]
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 299,533,200 shares of Class A Ordinary Shares outstanding immediately following the Issuer’s offering, as reported in the Issuer’s Rule 424B Prospectus filed with the Securities and Exchange Commission on June 30, 2021.

1	NAME OF REPORTING PERSON SC CHINA HOLDING LIMITED (“SC CHINA HOLDING”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT. The General Partner of SC CHINA GROWTH V MGMT is SC CHINA HOLDING.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT. The General Partner of SC CHINA GROWTH V MGMT is SC CHINA HOLDING.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 299,533,200 shares of Class A Ordinary Shares outstanding immediately following the Issuer’s offering, as reported in the Issuer’s Rule 424B Prospectus filed with the Securities and Exchange Commission on June 30, 2021.

1	NAME OF REPORTING PERSON SNP CHINA ENTERPRISES LIMITED (“SNP CHINA ENTERPRISES”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT. The General Partner of SC CHINA GROWTH V MGMT is SC CHINA HOLDING. SC CHINA HOLDING is wholly owned by SNP CHINA ENTERPRISES.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT. The General Partner of SC CHINA GROWTH V MGMT is SC CHINA HOLDING. SC CHINA HOLDING is wholly owned by SNP CHINA ENTERPRISES.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 299,533,200 shares of Class A Ordinary Shares outstanding immediately following the Issuer’s offering, as reported in the Issuer’s Rule 424B Prospectus filed with the Securities and Exchange Commission on June 30, 2021.

1	NAME OF REPORTING PERSON NEIL NANPENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT. The General Partner of SC CHINA GROWTH V MGMT is SC CHINA HOLDING. SC CHINA HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

16,711,750, of which 16,711,750 shares are directly owned by SCC GROWTH V HOLDCO P. SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT. The General Partner of SC CHINA GROWTH V MGMT is SC CHINA HOLDING. SC CHINA HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%[1]
12	TYPE OF REPORTING PERSON IN

1

Based on a total of 299,533,200 shares of Class A Ordinary Shares outstanding immediately following the Issuer’s offering, as reported in the Issuer’s Rule 424B Prospectus filed with the Securities and Exchange Commission on June 30, 2021.

ITEM 1.

(a) Name of Issuer:

Dingdong (Cayman) Limited

(b) Address of Issuer’s Principal Executive Offices:

Building 6, 500 Shengxia Road,

Shanghai, 200125

People’s Republic of China

ITEM 2.

(a) Name of Persons Filing:

SCC Growth Holdco P, Ltd.

Sequoia Capital China Growth Fund V, L.P.

SC China Growth V Management, L.P.

SC China Holding Limited

SNP China Enterprises Limited

Neil Nanpeng Shen

SEQUOIA CAPITAL CHINA GROWTH FUND V wholly owns SCC GROWTH V HOLDCO P. The General Partner of SEQUOIA CAPITAL CHINA GROWTH FUND V is SC CHINA GROWTH V MGMT. The General Partner of SC CHINA GROWTH V MGMT is SC CHINA HOLDING. SC CHINA HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

SCC GROWTH V HOLDCO P, SEQUOIA CAPITAL CHINA GROWTH FUND V, SC CHINA GROWTH V MGMT, SC CHINA HOLDING: Cayman Islands

SNP CHINA ENTERPRISES: British Virgin Islands

NS: Hong Kong SAR

(d) CUSIP Number:

25445D101

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10. CERTIFICATION

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

SCC Growth V Holdco P, Ltd.

By: Sequoia Capital China Growth Fund V, L.P., its sole owner

By: SC China Growth V Management, L.P., its General Partner

By: SC China Holding Limited, its General Partner

By: SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Sequoia Capital China Growth Fund V, L.P.

By: SC China Growth V Management, L.P., its General Partner

By: SC China Holding Limited, its General Partner

By: SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SC China Growth V Management, L.P.

By: SC China Holding Limited, its General Partner

By: SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SC China Holding Limited

By: SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen